Pacific Capital Bancorp
                            -----------------------


July 3, 2007


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Paul Cline
      Senior Accountant

      Mike Volley
      Staff Accountant

Re:   Pacific Capital Bancorp
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed March 1, 2007
      File No. 000-11113

Dear Messieurs Cline and Volley:

This is to acknowledge receipt of the SEC comment letter dated June 27, 2007, providing recommendations for enhancing the overall disclosure of our annual report on Form 10-K. We are in the process of responding to your comments, and any changes made will be reflected in future filings.

Based on the items detailed in the comment letter, we are requesting an extension of 45 days for response. We have closely reviewed the letter, and we believe that the additional time will be necessary to provide the SEC with a complete and thorough response.

Thank you in advance for your prompt attention to our request for an extension of time for response.

Sincerely,



George S. Leis
President & Chief Executive Officer

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Cc: Pacific Capital Bancorp
          Joyce M. Clinton, Chief Financial Officer
          Fred Clough, General Counsel
          Richard A. Nightingale, Chairman of the Audit Committee
          Brad Brown, Director of Internal Audit
          Susan C. Thompson, Controller
          Brad Cowie, Director of Risk Management
    Ernst & Young LLC
          Bill Browning, Engagement Partner
          Gregory O'Coyne, Engagement Manager
    Manatt, Phelps & Phillips, LLP
          Blase Dillingham, Partner
          T.J. Mick Grasmick, Partner